

July 20, 2011

Via E-mail
Mr. Wayne Gattinella
Chief Executive Officer
WebMD Health Corp.
111 Eighth Avenue
New York, New York 10011

      Re: WebMD Health Corp.
              Form 10-K for the Year Ended December 31, 2010
              Filed March 1, 2011
              File No. 0-51547

Dear Mr. Gattinella:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Consolidated Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-10

1.   Tell us what consideration you gave to disclosing the factors that you used to identify reportable segments, including the basis of organization (e.g., products and services, geographic areas, etc.), and whether operating segments have been aggregated. As part of your response, tell us what factors you considered in determining that public and private on-line portals should be presented as one segment. Further, tell us what consideration you gave to disclosing the entity-wide information required by ASC 280-10-50-38 through 42.

2.   Tell us what consideration you gave to disclosing your accounting policy for recording
        and disclosing loss contingencies. You should describe how your policy is applied to
        pending or threaten contingencies and commitments including unasserted claims that are
        probable of being asserted. See ASC 450-20. In addition, tell us whether you are
        offsetting any contingency accrual against an insurance receivable. If so, please explain
        why the offset is appropriate and identify the literature that supports your accounting.

3. Discontinued Operations

EPS, page F-20

3.   We note your disclosure that you have recorded an accrual for indemnity obligations
        relating to the EPS sale based on the Company's estimate of the low end of the range of
        probable costs. If the there is a reasonable possibility that a loss exceeding amounts
        already recognized may have been incurred, and the amount of that additional loss would
        be material, you must disclose either an estimate of the possible loss, or range of loss, or
        a statement that such an estimate cannot be made or that such amounts are not material to
        the financial statements. Please tell us whether you believe that it is reasonably possible
        that additional losses would be material and, if so, how your disclosures comply with
        paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

9. Commitments and Contingencies

Legal proceedings, page F-30

4.   We note your disclosures regarding various contingencies, both general and specific. If
        there is at least a reasonable possibility that a loss exceeding amounts already recognized
        may have been incurred, you must either disclose an estimate of the additional loss or
        range of loss, or state that such an estimate cannot be made or, if true, state that the
        reasonable possible loss in excess of the amount accrued is not material with respect to
        your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive
        Response to Question 2 of SAB Topic 5Y.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Wayne Gattinella
WebMD Health Corp.
July 20, 2011
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief